SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number 002-79734

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below: U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: U.S.B. Holding Co., Inc., 100 Dutch Hill Road, Orangeburg, New York 10962

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Table of Contents

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the

Years ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4 (i): — Schedule of Assets

(Held at End of Year) as of December 31, 2004

Signatures

Exhibit Index

All other schedules required by Section 2520.103-10 of the Department of Labor’s

Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

U.S.B. Holding Co., Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

Orangeburg, New York

We have audited the accompanying statements of net assets available for benefits of U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 27, 2005

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$10,799	$21,215
Employer contributions receivable	618,226	544,778
Dividends receivable	221,182	163,540
Investments:
U.S.B. Holding Co., Inc. common stock	42,369,044	31,710,328
Shares of registered investment companies	5,257,342	4,138,741
Stable value fund	2,964,094	1,699,869
Interest-bearing investments	277,678	422,650
Loans to participants	515,994	502,632
Total investments	51,384,152	38,474,220
Total assets	52,234,359	39,203,753

Liabilities:
Loan payable	34,109	163,709
Other liabilities	8,680	2,386
Total liabilities	42,789	166,095
Net assets available for benefits	$52,191,570	$39,037,658

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets available for benefits:
Net appreciation in fair value of investments	$11,355,421	$5,038,404
Dividends and interest	950,346	730,256
Net investment income	12,305,767	5,768,660

Participant contributions	1,646,214	1,438,131
Employer contributions	748,429	675,882
Total contributions	2,394,643	2,114,013
Total additions to net assets available for benefits	14,700,410	7,882,673

Deductions from net assets available for benefits:
Benefits paid to participants	(1,438,196)	(859,383)
Deemed distributions relating to charge-off of participants’ loans	(14,774)	(80,782)
Administrative and interest expenses	(93,528)	(86,165)
Total deductions from net assets available for benefits	(1,546,498)	(1,026,330)
Net increase in net assets available for benefits	13,153,912	6,856,343
Net assets available for benefits:
Beginning of year	39,037,658	32,181,315
End of year	$52,191,570	$39,037,658

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

(1)	Description of the Plan

The following brief description of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) is presented for general information purposes only and is not intended to be a summary plan description for participants. Participants should refer to the Plan document for more complete information.

General

The Plan is a restatement and consolidation of two predecessor plans — the U.S.B. Holding Co., Inc. Profit Sharing and Thrift Plan, and the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (collectively the “Predecessor Plans”). The Predecessor Plans became effective January 1, 1985 and were maintained separately by the sponsor, U.S.B. Holding Co., Inc. (the “Company”). Effective January 1, 1994, the Predecessor Plans’ assets and liabilities were combined to form the Plan. All then-current participants in the Predecessor Plans became participants in the Plan upon formation.

On September 30, 1999, the Tappan Zee Financial, Inc. Employee Stock Ownership Plan (the “TPZ ESOP”) was merged into the Plan. Tappan Zee Financial, Inc. (“TPZ”), a thrift holding company, was acquired by the Company on August 31, 1998, and each outstanding share of TPZ common stock, including shares held by the TPZ ESOP, was exchanged for Company common stock based on an exchange ratio of 1.12 shares of Company stock for each share of TPZ stock. Upon the merger of the TPZ ESOP into the Plan, all TPZ employees participating in the TPZ ESOP became fully vested in previously allocated shares. These employees also fully vest immediately in any shares allocated to them after the merger. All other terms of the Plan remain substantially the same as those in effect prior to the merger.

The Plan is a stock bonus plan or “KSOP,” which contains Internal Revenue Code (“IRC”) Section 401(k) features and is intended to qualify under IRC Section 401(a). The Plan is also designed to be an employee stock ownership plan (ESOP) under IRC Section 4975(e)(7).

The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s Board of Trustees and an Administrative Committee manage the operation and administration of the Plan for the exclusive benefit of participants and their beneficiaries.

Eligibility and Participation

The Plan covers all eligible employees of the Company and its wholly-owned subsidiaries, principally Union State Bank. Employees are eligible to participate in the Plan if they are age 18 or older; and eligible for employer contribution if they have 1,000 hours of service during the Plan year and are employed on the last day of the Plan year. Participants who do not have at least 1,000 hours of service during a Plan year are eligible to make salary deferrals but are generally not eligible for an allocation of Company contributions and participant forfeitures for that year.

Contributions

The Plan’s 401(k) feature allows participants to make elective contributions in the form of Salary Reduction Contributions and Voluntary Participant Contributions. Salary Reduction Contributions are made on a before-tax basis and may range from 1% to 15% of a participant’s compensation, subject to certain IRC limitations. The Plan was amended effective January 1, 2002 to permit “catch up” salary reduction contributions by participants age 50 or older. Voluntary after-tax Participant Contributions are

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

permitted up to 10% of a participant’s compensation (as defined), subject to certain IRC limitations. Rollover Contributions are also permitted under the Plan, under specified conditions. Employee contributions for 2004 and 2003 consisted of (1) Salary Reduction Contributions of $1,624,808 and $1,376,092, and (2) Rollover Contributions of $21,406 and $62,039, respectively.

The Company may make a 401(k) contribution in the form of Matching Contributions. Matching Contributions are determined by the Company and may equal up to 50% of the participant’s Salary Reduction Contributions for the year, subject to a maximum Matching Contribution of 4% of the participant’s compensation (as defined). Basic Contributions are discretionary contributions that may be authorized by the Company. Under the Plan’s ESOP feature, the Company’s Board of Directors may make an employer contribution to the Plan (“Optional Contribution”) that is invested primarily in the Company’s common stock. No Basic or Optional Contributions have been authorized or made by the Company for 2004 and 2003. Participants who have attained age 55 and have completed 10 years of participation under the Plan are eligible and may elect to diversify a certain percentage of the employer Basic and Optional Contribution amounts, which are primarily invested in Company stock. For 2004 and 2003, employer contributions included Matching Contributions of $618,226 and $540,266, respectively. For 2004 and 2003, employer contributions also include $130,203 and $135,616, respectively, which represent contributions by the Company for principal and interest payments on the ESOP loan payable (see Note 5).

Contributions made by Plan participants and the Company Matching Contributions are invested in (1) a fund investing primarily in the Company’s common stock, (2) a fixed income fund investing in interest bearing investments, (3) a stable value fund, and (4) a series of funds investing in shares of registered investment companies (mutual funds). Participants may allocate their own contributions and related employer Matching Contributions to the foregoing investment fund options in 5% multiples. The Plan permits periodic changes in allocation percentages and transfers between such funds. The Trustees of the Plan are authorized to establish other funds from time to time. Optional Contributions are invested primarily in Company stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Participant accounts are credited with employee Salary Reduction Contributions and related employer Matching Contribution, an allocation of the Company’s Basic and Optional Contributions, an allocation of common stock related to the reduction of the ESOP loan, Plan earnings, and forfeitures of terminated participants’ nonvested accounts, and charged with distributions, and an allocation of investment losses and administrative expenses. Allocations of employer Basic and Optional Contributions are based on participant compensation in proportion to total aggregate compensation.

Distributions

Distributions upon death, disability, retirement, or other termination of a participant’s employment are payable either in a lump-sum payment, equal annual installments over a specified period, or a combination thereof. Participants must begin receiving required minimum distributions upon reaching age 70-1/2; however, such required minimum distribution may be deferred if the participant is currently employed and is not a 5% owner of the Company. For the 401(k) portion of the Plan, participants may elect to receive distributions in whole shares of Company common stock (to the extent of such investment in the participant’s account), cash, or a combination of both. The Plan, as amended, requires that distributions with respect to the ESOP portion of the Plan be made in whole shares of Company common stock.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

Vesting

Participants are at all times fully-vested in their account balances, except for balances attributable to Optional Contributions that vest over a seven-year period in accordance with a schedule set forth in the Plan document. Participants also have a nonforfeitable right to their entire account balance in the case of death, disability, or retirement. Upon a change in control of the Company, participants’ account balances become 100% vested.

Forfeitures

Upon the termination of employment of a participant or former participant for any reason other than death, disability, or retirement, any unvested portion of a participant’s account balance is forfeited (1) when the employee receives a distribution, or (2) after the employee incurs five consecutive one-year breaks in service, whichever is earlier. Forfeitures are reallocated to the accounts of the remaining Plan participants.

In 2005, forfeitures relating to 2004 and 2003 of $26,255 and $53,696, respectively, were allocated to participant accounts.

Administrative Expenses

Certain expenses of administering the Plan are charged to and paid out of Plan assets attributable to the Company’s Optional Contribution (or, if an Optional Contribution is not made, net investment earnings or other contributions). In addition, the Company or Union State Bank may directly pay all or any portion of such expenses, which shall not be deemed to be employer contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account. The Plan Trustees vote unallocated shares and allocated shares for which no instructions are received at their discretion.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

Investment Valuation and Income Recognition

The Company’s common stock is listed on the New York Stock Exchange (the “NYSE”). Accordingly, the fair value of the shares held at December 31, 2004 and 2003 was determined based on the closing market price as reported by the NYSE. Changes in the fair value of the Company’s common stock are reported in the statements of changes in net assets available for benefits.

Shares of registered investment companies are reported at fair values based on quoted market prices, which represent the net asset value of shares held by the Plan at year end. The stable value fund is reported at contract value, which approximates fair value. Interest-bearing investments and loans to participants are reported at their stated amounts, which approximate fair values.

Dividend income on Company stock is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

Payment of benefits are recorded when paid. Distributions from the ESOP portion of the Plan are made in the form of Company stock and valued at fair market value at the time of distribution.

(3)	Investments

The following summarizes investments for the Plan as of December 31, 2004 and 2003. Investments that exceed 5% of net assets available for Plan benefits were the Company's common stock for 2004 and 2003 and the MetLife Stable Value Fund for 2004.

U.S.B. Holding Co., Inc. Common Stock

The following is a summary of information concerning the Plan’s investment in the Company’s common stock, which is adjusted for a 5% stock dividend distributed September 24, 2004:

	Number of Shares	Cost Basis	Fair Value
December 31, 2004:
Allocated shares	1,697,595	$6,125,149	$42,270,116
Unallocated shares (note 5)	3,973	25,387	98,928
Total	1,701,568	$6,150,536	$42,369,044

December 31, 2003:
Allocated shares	1,697,347	$5,380,970	$31,344,322
Unallocated shares (note 5)	19,820	126,658	366,006
Total	1,717,167	$5,507,628	$31,710,328

During the years ended December 31, 2004 and 2003, the Plan recorded dividend income on U.S.B. Holding Co., Inc. stock of $800,692 and $637,637, respectively.

During the years ended December 31, 2004 and 2003, 15,847 and 17,027 shares acquired with the proceeds from a loan payable and previously unallocated were allocated to participants (see Note 5).

The Company common stock investment includes non-participant directed investments (see Note 4).

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

Shares of Registered Investment Companies

The following is a summary of the fair value of registered investment companies shares at December 31:

	2004	2003

American Funds Washington Mutual Fund, Inc.	$1,359,609	$1,093,969
AIM Constellation Fund	953,576	850,944
American Balanced Fund Class A	874,735	654,321
Fidelity Advisor Equity Growth Fund	718,708	629,031
Munder Index 500 Fund Class A	509,137	367,577
Templeton Foreign Fund Class A	349,302	250,222
PIMCO Total Return Fund Class A	175,987	152,754
PIMCO Small Cap Value Fund Class A	152,151	79,117
Lord Abbett Mid Cap Fund Class A	103,689	--
AIM Small Cap Growth Fund Class A	55,029	60,806
Fidelity Mid Cap Fund	5,419	--
Total	$5,257,342	$4,138,741

Stable Value Fund

The Plan has an investment in a benefit responsive common collective trust issued by MetLife Insurance Company (“MetLife”), through the Plan’s investment in a MetLife separate account group annuity contract (GAC # 25554) (“Stable Value Fund”). The contract is reported at contract value. The share balance as of December 31, 2004 and 2003 was 240,124 units with a current value of $2,964,094 and 143,508 units with a current value of $1,699,869, respectively. The crediting interest rates were 4.10% and 4.20% at December 31, 2004 and 2003, respectively. The average yield was 4.21% and 4.12% during the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Interest-Bearing Investments

Interest-bearing investments consisted of collective trust accounts at Merrill Lynch and deposit accounts at Union State Bank with balances of $276,809 and $869, and $204,060 and $218,590 at December 31, 2004 and December 31, 2003, respectively.

Loans to Participants

Under the Plan, participants may borrow from their account for certain specified purposes. The maximum loan amount to any participant is limited to the lesser of (1) 50% of the participant’s vested account balance, or 100% of the participant’s investment account other than Company stock (whichever is less), or (2) $50,000. The minimum loan amount is $1,000. The Plan’s loan policy imposes a limit on the number of loans outstanding, at any one time, to any participant to three. The interest rate charged is a fixed rate determined based on the Union State Bank prime rate plus 1% at the close of the application process. The term of a loan may not exceed five years, except that a loan for the acquisition or construction of a participant’s principal residence may have an eight-year term.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

Net Appreciation (Depreciation) in Fair Value of Investments

Appreciation (depreciation) of the Plan’s investments consisted of the following for the years ended December 31:

Year Ended December 31,

	2004	2003

U.S.B. Holding Co., Inc. common stock	$10,996,713	$4,187,753
Shares of registered investment companies	358,708	850,651
Net Appreciation	$11,355,421	$5,038,404

The foregoing amounts include realized and unrealized gains and losses on investments purchased and sold, as well as investments held during the year.

(4)	Nonparticipant-Directed Investments

Information concerning the net assets and significant components of the changes in the net assets related to the Plan’s nonparticipant-directed investments is summarized as follows:

	December 31, 2004	December 31, 2003

Investment in U.S.B. Holding Co., Inc. common stock	$18,304,089	$13,753,721
Loan payable	(34,109)	(163,709)
Net Assets	$18,269,980	$13,590,012

Year Ended December 31,

	2004	2003
Changes in net assets:
Net appreciation in fair value of investments	$4,606,270	$1,605,090
Dividends	337,738	266,706
Employer contributions	130,203	135,616
Benefits paid to participants	(385,023)	(290,620)
Administrative and interest expenses	(9,220)	(19,552)
	$4,679,968	$1,697,240

(5)	Loan Payable and Unallocated Shares

The TPZ ESOP borrowed approximately $1.3 million from TPZ in 1995 at an interest rate of 8% (“ESOP Loan”) and used the funds to purchase shares of TPZ common stock. In connection with the merger of the TPZ ESOP into the Plan, the Plan assumed the loan obligation of the TPZ ESOP. The Company assumed the loan receivable as part of its acquisition of TPZ. Union State Bank, the Company’s bank subsidiary, makes monthly contributions to the Plan sufficient to fund the debt service requirements over the term of the loan, which matures in October 2005. The remaining principal and interest payments required are $34,816 for the year ending December 31, 2005.

Unallocated shares of Company common stock are held in a suspense account by the Plan trustee, and a portion of these shares is allocated to all Plan participants based on the principal amortization of the ESOP Loan at each year end. Prior to the merger of the TPZ ESOP with the Plan, shares were allocated to TPZ participants only. The number of unallocated shares was 3,973 and 19,820 at December 31, 2004 and 2003, respectively. Shares released from the suspense account are allocated to participants on the basis of their relative compensation (as defined). Participants become vested in the shares allocated to their respective accounts in the same manner as for Optional Contributions (see Note 1). Shares allocated to TPZ participants prior to merger of the TPZ ESOP and the Plan became fully vested upon the acquisition of TPZ.

(6)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

(7)	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

(8)	Exempt Party-In-Interest Transactions

At December 31, 2004 and 2003, the Plan held 1,701,568 shares and 1,717,167 shares, respectively, of Company common stock. Additional information with respect to the Company common stock is presented in Note 3.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

EIN:	36-3197969
PN:	001

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Form 5500, Schedule H, Part IV, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2004

Identify of issuer, borrower, lesser, or similar party	Description of investment, including maturity date, rate of interest, collateral, par value, or maturity	Cost	Current value
U.S.B. Holding Co., Inc. *	1,701,568 common shares; $0.01 par value	$6,150,536	$42,369,044
Shares of registered investment companies:
American Funds Washington Mutual Fund, Inc.	44,172 units	1,310,385	1,359,609
AIM Constellation Fund	41,750 units	929,652	953,576
American Balanced Fund Class A	48,596 units	863,943	874,735
Fidelity Advisor Equity Growth Fund	15,723 units	719,308	718,708
Munder Index 500 Fund Class A	20,191 units	483,924	509,137
Templeton Foreign Fund Class A	28,399 units	318,639	349,302
PIMCO Total Return Fund Class A	16,494 units	178,782	175,987
PIMCO Small Cap Value Fund Class A	5,276 units	138,999	152,151
Lord Abbett Mid Cap Fund Class A	4,582 units	92,665	103,689
AIM Small Cap Growth Fund Class A	2,004 units	51,751	55,029
Fidelity Mid Cap	231 units	4,849	5,419
		5,092,897	5,257,342

Met Life Stable Value Fund (GAC #25554)	240,124 units	2,964,094	2,964,094

Interest-bearing investments:
Union State Bank*	0.25 % money market deposit account	276,809	276,809
Merrill Lynch	1.57 % cash management account	869	869
		277,678	277,678
Loans to participants*	Participant loans (maturing January 2005 to December 2013 at interest rates of 5.00% - 9.25%	515,994	515,994

Total investments		$15,001,199	$51,384,152

*Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S.B. HOLDING CO., INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

By:	/s/ Steven T. Sabatini
Steven T. Sabatini
Administrative Committee

DATE:	June 28, 2005

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm